Exhibit 99.1

Freightos Announces Plan for Operational Efficiency and Cost Reduction

-	In light of persisting global economic headwinds, Freightos announces an operational efficiency plan expected to allow the Company to continue growth and to reach break-even on existing funds.
-	Growth plans heighten focus on Solution and Platform development for freight forwarders, airlines and enterprise importers/exporters.
-	Cost-savings initiatives and efficiencies include approximately 13% headcount reduction.
-	Company provides revised FY 2023 outlook. The operational efficiency plan is expected to reduce expenses and improve Adjusted EBITDA by about $5.6 million per year.

Jerusalem, July 11, 2023 / PR Newswire / - Freightos Limited (NASDAQ: CRGO), a leading vendor-neutral booking and payment platform for the international freight industry, announced a new plan for operational efficiency, including cost-saving measures expected to improve Adjusted EBITDA by approximately $1.4 million per quarter beginning Q4 2023, while allowing the company to reach profitability with existing cash on hand.

"Despite challenging market conditions, our successful push for industry adoption of digitization has resulted in strong continued growth in total transactions and growing revenue on our Freightos platform,” said Zvi Schreiber, CEO of Freightos. “However, given the persistently weak market conditions, we are refining our priorities to deliver on our plan to reach profitability with the capital already raised. This includes efficiency measures that should keep us on the path to long-term, sustainable growth. Unfortunately, these measures also include making the difficult decision to reduce headcount by approximately 50 employees, or about 13% of the team. Despite the tough decision to part with teammates, I am confident that these changes will position Freightos for sustainable success in the years ahead, through cyclical downturns and upturns, as we continue to digitize global freight procurement for thousands of carriers, freight forwarders, and importers/exporters globally.”

“We believe that this plan will enable us to reach positive free cash flow on existing cash reserves as planned, despite a tougher market,” said Ran Shalev, CFO of Freightos. “As a result of the changes, we are reducing our operating loss and raising our FY 2023 Adjusted EBITDA outlook on lower forecasted revenue, remaining on track to build and scale Freightos as a profitable, sustainable company.”

“This plan allows for continued rapid and capital-efficient growth of our Platform business for carriers, freight forwarders and enterprise importers/exporters, as well as continued growth of our profitable Solutions business,” Shalev continued. “We expect more modest growth in the small or midsize importer/exporter segment, where growth is more dependent on capital intensive activity. Becoming a leaner, more efficient organization, combined with continued investment in our key growth drivers, should set us up for continued success for many years to come.”

Revised FY 2023 Outlook

FY 2023 Outlook
	As provided on May 23, 2023	Revised
# Transactions	1,010,000 - 1,119,500	973,000 - 1,042,000
GBV ($m)	$ 694.5 - $ 739.8	$ 626.2 - $ 666.6
Revenue ($m)	$ 21.2 - $ 23.1	$ 20.0 - $ 21.2
Adjusted EBITDA ($m)	$ (24.4) - $ (21.5)	$ (21.5) - $ (19.8)

This outlook assumes current currency exchange rates, freight price levels and freight volumes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including Freightos’ ability to effectively execute the operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos may be adversely affected by other economic, business and/or competitive factors; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Freightos’ annual report on Form 20-F filed with the SEC on March 30, 2023, under the heading “Risk Factors,” and any other risk factors Freightos includes in any subsequent reports on Form 6-K furnished to the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos does not presently know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles (“IFRS”) including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. These measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Definitions

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

Adjusted EBITDA: Adjusted EBITDA represents net loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs, share listing expense, change in fair value of warrants and transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp and reorganization expenses.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.